EXECUTED COPY

7/2/02

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR JULY 2, 2002

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

FORM 20-F_X_ FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO_X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENDESA, S.A.

Table of Contents

Investor Relations

Press Release

ENDESA REINFORCES ITS MANAGEMENT STRUCTURE IN ORDER TO ENHANCE ITS STRATEGY, BASED ON PROFITABILITY, CORE BUSINESS AND CUSTOMER FOCUS

New York, July 2nd, 2002. - After a proposal from the Chief Executive Officer Mr. Rafael Miranda, Endesa's (**NYSE:ELE**) Board of Directors has approved, in a meeting held today, a management structure geared towards the enhancement of its current strategy, based on profitability, the electricity business and customer service.

This structure corresponds to the needs derived from the strategic priorities, which have been communicated to the market.

The following points show how the organization serves the above priorities:

- The new organization responds to Endesa's primary focus on its core business, made up of generation, transmission, distribution and supply of electricity, gas and related services.

- The newly adopted organizational structure leans on two axis of activity: the electricity business in Spain and Europe, integrated under the same Electricity Business Division, and the electricity business in Latin America, integrated under the International Business Division.

- The main guidelines of the Electricity Business Division are materialized in the increase in the service quality in Spain, the development of the new generation capacity in the Company and its consolidation as second operator in the Iberian gas market.

  In order to enhance the customer focus and the service quality, the new organization pays special attention to Endesa Red, a line of business especially involved in the achievement of those targets.

- As for the International Business Division, its targets are the profitability of the investments in Latin America, the transfer of best practices to the affiliates, the financial restructuring and the optimization of the relationships with regulators.

- As for efficiency, the reinforcement of the management structure strives to deepen the cost cutting efforts in progress, both in Spain and Latin America.

- The new structure intends to ensure the highest degree of fulfillment of the targets on lower investments and improvement of the leverage.
- The changes made are also to enhance the active portfolio management, enabling the execution of the divestiture plan.

- As for the corporate structure, the changes are geared towards the slimming down of central services and to reinforce the lines of business.

- Finally, as regards the new business initiatives, the restructuring is directed to fostering creativity and innovation in the Company.

To summarize, the changes are mainly oriented towards:

- Reinforcing customer focus and improving the Company's service quality, in light of the coming full liberalization of Spain's electricity market on January 1st, 2003.

- Enhance the lines of business by granting them an adequate degree of operating decentralization.

- Ensure the fulfillment of the programs related to the increase in profitability, by increasing the level of demands and by clearly differencing "staff" functions with the ones corresponding to the assignment of resources.

The current changes are based on the existing structure, which is consistent with the realities of Endesa's electricity business, featured by a strong local component, in relation to which the Company intends to consolidate the strong roots in its markets, and are articulated on the basis of the solid culture of profit orientation and cost reduction which is one of the Company's most relevant identity signs.

The attached organizational chart shows the management structure that has been established, of which the following should be highlighted:

- Luis Rivera Novo, hitherto Executive Vice President of Planning and Resources, has been appointed as Senior Vice President for the International Business.

- The Electricity Business Division, which will continue to be headed by Mr. José Bogas Gálvez, absorbs the European Division.

  Under the above, Endesa Network Division is considerably enhanced, from which will depend Endesa Electric Distribution, Endesa Operations and Commercial Services and Endesa Gas, since most of the matters related to service quality are in those areas.

  With this perspective, the Company has appointed, as chief responsible of this area, Mr. José Luis Marín López, hitherto Senior Vice President of Diversification.

Mr. Pedro Larrea Paguaga has been appointed Senior Vice President of Energy Management.

- Once the corporate restructuring was completed with the integration of the Spanish distribution companies, the former Planning and Resources Area has been split into two: Human Resources, with Mr. Germán Medina Carrillo as its Senior Vice President, and Planning and Resources, with Mr. Antonio Pareja as its responsible, which will incorporate Mrs. Maribel Fernández Lozano, Senior Vice President of Planning and Control and Mr. Evaristo Villa Ruiz, Senior Vice President of Corporate Services.

- The current stage of the diversification business, where the main target is to extract value, has made it advisable to appoint Mr. Alfredo Llorente Legaz, hitherto Senior Vice President of the International Division, as the new Senior Vice President of Diversification.

- Mr. José Luis Palomo continues to be the Chief Financial Officer. The rest of the areas continue to have the same managers and reporting lines.

After the above decisions, Endesa's Executive Committee, which is entrusted with the execution of the company's strategy under the control of the Board, is made up of: the Chief Executive Officer, Mr. Rafael Miranda Robredo, the Executive Vice President of the Electricity Business, Mr. José Bogas Gálvez, the Senior Vice President of the International Division, Mr. Luis Rivera Novo, the Secretary General, Mr. Salvador Montejo Velilla, the Chief Financial Officer, Mr. José Luis Palomo Álvarez, the Senior Vice President of Legal Affairs, Mr. Borja Acha Vesga, the Senior Vice President of Diversification, Mr. Alfredo Llorente Legaz, the Senior Vice President of Endesa Network, Mr. José Luis Marín López-Otero, the Senior Vice President of Human Resources, Mr. Germán Medina Carrillo, the Executive Vice President of Planning and Resources, Mr. Antonio Pareja Molina and the Senior Vice President of Corporate Communications, Mr. Gabriel Castro Villalba.

The above will result in some changes in several Boards of Directors of Endesa's affiliates:

Mr. Luis Rivera will be appointed CEO and Managing Director of Endesa International. Endesa also intends to appoint Mr. Luis Rivera as Board member of Endesa Chile, with the aim of his eventually becoming Chairman of the Company.

As for Enersis, Messrs. Alfredo Llorente and Luis Rivera will leave the Board and, for their replacement, Endesa will propose the appointment, as new Board Members, of Messrs. José Luis Palomo and Pablo Yrarrázabal, with the aim of the latter's eventually becoming Chairman of the Company.

Messrs. Eduardo Roca and Alfredo Llorente, who will be appointed CEO and Managing Director of Endesa Diversification, will be proposed to replace Messrs. José Luis Marín and Luis Rivera in the Board of Auna.

Mr. José Luis Marín will also leave the Board of Agbar. Mr. Juan Rosell, Chairman of the Advisory Committee of Fecsa Endesa, will be proposed for his replacement.

For additional information please contact Jacinto Pariente, North America Investor Relations Office 212 750 72 00.
ir@endesa.es.

ENDESA´S MANAGEMENT CHART

*Members of the Executive Managememnt Committe


CHAIRMAN
Manuel Pizarro Moreno
SVP, AUDIT
J.Luis Puche Castillejo
SECRETARY TO THE BOARD
Salvador Montejo Velilla
CHIEF EXECUTIVE OFFICER
*Rafael Miranda Robredo
SVP, CORPORATE COMMUNICATIONS
* Gabriel Castro Villalba
GENERAL SECRETARY
* Salvador Montejo Velilla
C.M. LEGAL
* B.Acha Besga
SVP ORGANIZATION
Alberto Martín Rivals
EVP ELECTRICITY BUSINESS
*José Bogas Gálvez
SVP, ENERGY MANAGEMEMT
Pedro Larrea Paguaga
SVP MINING
J.F. Ibañez Guerra
SVP GENERATION
M. Morán Casero
SVP. ENDESA NETWORK
* J.L. Marín López
SVP SUPPLY
J. Uriarte Monereo
Endesa Distribución Eléctrica
Endesa Operaciones y Servicios Comerciales
Gas
CHIEF FINANCIAL OFFICER
*J.L Palomo Alvarez
SVP, HUMAN RESOURCES
*Germán Medina Carrillo
SVP DIVERSIFICATION
* A. Llorente Legaz
SVP. PLANNNING AND RESOURCES
*Antonio Pareja Molina
SVP. PLANNNING & CONTROL
Maribel Fdez Lozano
SVP. SERVICES
Evaristo Villa Ruiz
SVP. INTERNATIONAL
* Luis Rivera Novo

Executive Management Committe

endesa

Chief Executive Officer
Mr. Rafael Miranda Robredo
Secretary to the Committee
Mr. Salvador Montejo Velilla
Executive Vice President, Electricity Business
Mr. José Damián Bogas Gálvez
Senior Vice President, International Business (Endesa Internacional)
Mr. Luis Rivera Novo
Chief Financial Officer
Mr. José Luis Palomo Alvarez
Senior Vice President, Legal Affairs
Mr. Francisco De Borja Acha Besga
Senior Vice President, Corporate Communications
Mr. Gabriel Castro Villalba
Senior Vice President, Diversification (Chief Executive Officer and General Manager of Endesa Diversificación)
Mr. Alfredo Llorente Legaz
Senior Vice President, Endesa Network
Mr. José Luis Marín López-Otero
Senior Vice President, Human Resources
Mr. Germán Medina Carrillo
Senior Vice President, Planning and Resources
D.Antonio Pareja Molina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: July 2, 2002

By: [signature]

Name: Jacinto Pariente

Title: Manager of North America Investor Relations